                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                               (Amendment No. )*

                     Krupp Realty Limited Partnership - VII
                                (Name of Issuer)

                  Units of Investor Limited Partner Interests
                         (Title of Class of Securities)

                                   501128409
                                 (CUSIP Number)

                                February 9, 2000
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  501128409

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Madison Avenue Investment Partners, LLC
      13-3959673

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER:            1,396.90 Units of Investor
                                    Limited Partner Interests

6.    SHARED VOTING POWER:          1,396.90 Units of Investor
                                    Limited Partner Interests

7.    SOLE DISPOSITIVE POWER:       1,396.90 Units of Investor
                                    Limited Partner Interests

8.    SHARED DISPOSITIVE POWER:     1,396.90 Units of Investor
                                    Limited Partner Interests

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      1,396.90  Units of Investor Limited Partner Interests

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.14%

12.   TYPE OF REPORTING PERSON:  OO

CUSIP No.  501128409

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      First Equity Realty, LLC
      13-3827931

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION:   New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER:    0

6.    SHARED VOTING POWER:  1,396.90 Units of Investor Limited Partner Interests


7.    SOLE DISPOSITIVE POWER:  0

8.    SHARED DISPOSITIVE POWER:  1,396.90 Units of Investor
                                Limited Partner Interests


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      1,396.90 Units of Investor Limited Partner Interests

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.14%

12.   TYPE OF REPORTING PERSON:  OO

CUSIP No.  501128409

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     The Harmony Group II, LLC
     13-3959664

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER:  0

6.   SHARED VOTING POWER:  1,396.90 Units of Investor Limited Partner Interests

7.   SOLE DISPOSITIVE POWER:  0

8.   SHARED DISPOSITIVE POWER:  1,396.90 Units of Investor Limited
                                Partner Interests

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,396.90 Units of Investor Limited Partner Interests

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.14%

12.  TYPE OF REPORTING PERSON:  OO

CUSIP No.  501128409

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Ronald M. Dickerman
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER:  0

6.   SHARED VOTING POWER: 1,396.90 Units of Investor Limited Partner Interests

7.   SOLE DISPOSITIVE POWER:  0

8.   SHARED DISPOSITIVE POWER: 1,396.90 Units of Investor
                                Limited Partner Interests

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,396.90 Units of Investor Limited Partner Interests

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.14%

12.  TYPE OF REPORTING PERSON:  IN

CUSIP No. 501128409

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Bryan E. Gordon
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
     (a)
     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER:  0

6.   SHARED VOTING POWER:  1,396.90 Units of Investor Limited Partner Interests

7.   SOLE DISPOSITIVE POWER:  0

8.   SHARED DISPOSITIVE POWER:  1,396.90 Units of Investor
                                Limited Partner Interests

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,396.90 Units of Investor Limited Partner Interests

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  5.14%

12.  TYPE OF REPORTING PERSON:  IN

ITEM 1(A) NAME OF ISSUER:

The name of the Issuer is Krupp Realty Limited Partnership - VII (the "Issuer")

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the Issuer's principal executive offices is 470 Atlantic Avenue, Boston, Massachusetts 02210.

ITEM 2(A)  NAME OF PERSONS FILING:

The names of the persons filing this Schedule 13G are Madison Avenue Investment Partners, LLC, a Delaware limited liability company ("MAIP"), First Equity Realty, LLC, a New York limited liability company ("First Equity"), The Harmony Group II, LLC, a Delaware limited liability company ("Harmony Group"), Ronald M. Dickerman and Bryan E. Gordon (collectively, the "Reporting Persons"). MAIP is the controlling person of various entities which are the nominee owners of, or the successors by merger to the assets of nominee owners of, Limited Partnership Interests (the "Units") of the Issuer. These nominees, none of which beneficially own 5% or more of the Units, are ISA Partnership Liquidity Investors, Madison/AG Partnership Value Partners III and Cobble Hill Investments, L.P.

The controlling members of MAIP are The Harmony Group II, LLC, a Delaware limited liability company of which Bryan E. Gordon is the Managing Member, and First Equity Realty, LLC, a New York limited liability company of which Ronald
M. Dickerman is the Managing Member.

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of MAIP, Harmony Group and Mr. Gordon is P.O. Box 7533, Incline Village, Nevada 89452. The business address of First Equity and Mr. Dickerman is 555 Fifth Avenue, 9th Floor, New York, New York 10017.

ITEM 2(C) CITIZENSHIP:

See Item 2(A) above. Each of Mr. Dickerman and Mr. Gordon is a citizen of the United States of America.

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

The title of the class of securities to which this Schedule relates is Units of Investor Limited Partner Interests.

ITEM 2(E)  CUSIP NUMBER:  501128409

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

(a) []  Broker or dealer registered under Section 15 of the Act.

(b) []  Bank as defined in Section 3(a)(6) of the Act.

(c) []  Insurance company defined in Section 3(a)(19) of the Act.

(d) [] Investment company registered under Section 8 of the Investment Company Act.

(e) []  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
        (j) []  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount Beneficially Owned: The Reporting Persons beneficially own an aggregate of 1,396.90 Units.

(b) Percent of Class: The Reporting Persons beneficially own 5.14% of the issued and outstanding Units.

(c)  Number of shares as to which such persons have:

     (i)   Sole power to vote or to direct the vote: 1,396.90 Units

     (ii)  Shared power to vote or to direct the vote: 1,396.90 Units

     (iii) Sole power to dispose or to direct the disposition of:
           1,396.90 Units

     (iv)  Shared power to dispose or to direct the disposition of:
           1,396.90 Units

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [   ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2(A) above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See Item 2(A) above.  In accordance with Rule 13d-1(k), the
Reporting Persons have executed a Joint Filing Agreement annexed hereto as Exhibit A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATIONS.

By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 18, 2000

MADISON AVENUE INVESTMENT PARTNERS, LLC
BY:  FIRST EQUITY REALTY, LLC (MEMBER)

By:    /s/ Ronald M. Dickerman
       -----------------------
      Ronald M. Dickerman, Managing Director

FIRST EQUITY REALTY, LLC

By:    /s/ Ronald M. Dickerman
       -----------------------
       Ronald M. Dickerman, Managing Director

THE HARMONY GROUP II, LLC

By:    /s/ Bryan E. Gordon
       -------------------
       Bryan E. Gordon, Managing Director

/s/  Ronald M. Dickerman
------------------------
Ronald M. Dickerman

/s/  Bryan E. Gordon
--------------------
Bryan E. Gordon

Page 11 of 11
                                   Exhibit A

                             JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the Units of Investor Limited Partner Interests of Krupp Realty Limited Partnership - VII, dated February 18, 2000 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated as of:  February 18, 2000

MADISON AVENUE INVESTMENT PARTNERS, LLC
BY:  FIRST EQUITY REALTY, LLC (MEMBER)

By:     /s/ Ronald M. Dickerman
        -----------------------
        Ronald M. Dickerman, Managing Director

FIRST EQUITY REALTY, LLC

By:     /s/ Ronald M. Dickerman
        -----------------------
        Ronald M. Dickerman, Managing Director

THE HARMONY GROUP II, LLC

By:     /s/ Bryan E. Gordon
        -------------------
        Bryan E. Gordon, Managing Director

/s/  Ronald M. Dickerman
------------------------
Ronald M. Dickerman

/s/  Bryan E. Gordon
--------------------
Bryan E. Gordon